                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON. DC 20549
                                   ----------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Alaska Apollo Resources Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
       ------------------------------------------------------------------
                         (Title of class of securities)

                                   011 900 602
       ------------------------------------------------------------------
                                 (CUSIP number)

                                Trio Growth Trust
                               Mr. Melvyn Moscoe.
                       Suite 1800, 2 Sheppard Avenue East
                          North York, Ontario, M2N 6Z1
       ------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorised to receive notices and communications)

                                  March 7, 1997
           ---------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule-l (b) (3) or (4)) check the following box ___


                         (Continued on following pages)

                              (Page 1 of 11 Pages)

CUSIP NO. 011 900 602                 13D                     Page 2 of 11 Pages
          -----------                                              -------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                Trio Growth Trust

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                            (b)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*           WC


 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(c)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION     Ontario Canada

                                SOLE VOTING POWER
       NUMBER OF
                        7       1,543,246
        SHARES

     BENEFICIALLY
                        8       SHARED  VOTING POWER
                                -0-
       OWNED BY

         EACH           9       SOLE DISPOSITIVE POWER    1,543,246

      REPORTING

     PERSON WITH       10       SHARED DISPOSITIVE POWER
                                -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,543,246

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (ll) EXCLUDES
         CERTAIN SHARES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (ll)
                      15.5%

14       TYPE OF REPORTING PERSON
                       OO.

CUSIP NO. 011 900 602                 13D                     Page 3 of 11 Pages
          -----------                                              -------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                Barbara Glickman

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                            (b)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*           WC


 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(c)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION     Canada

                                SOLE VOTING POWER
       NUMBER OF
                        7       1,543,246
        SHARES

     BENEFICIALLY
                        8       SHARED VOTING POWER
                                -0-
       OWNED BY

         EACH           9       SOLE DISPOSITIVE POWER    1,543,246

      REPORTING

     PERSON WITH       10       SHARED DISPOSITIVE POWER
                                -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,543,246

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (ll) EXCLUDES
         CERTAIN SHARES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (ll)
                      15.5%

14       TYPE OF REPORTING PERSON
                       IN

CUSIP NO. 011 900 602                 13D                     Page 4 of 11 Pages
          -----------                                              -------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                  Melvyn Moscoe

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                            (b)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*           WC


 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(c)

 6    CITIZENSHIP OR PLACE OF ORGANIZATION     Canada

                                SOLE VOTING POWER
       NUMBER OF
                        7       1,543,246
        SHARES

     BENEFICIALLY
                        8       SHARED  VOTING POWER
                                -0-
       OWNED BY

         EACH           9       SOLE DISPOSITIVE POWER    1,543,246

      REPORTING

     PERSON WITH       10       SHARED DISPOSITIVE POWER
                                -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,543,246

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (ll) EXCLUDES
         CERTAIN SHARES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (ll)
                      15.5%

14       TYPE OF REPORTING PERSON
                       IN

CUSIP NO.  011 900 602

Item 1.      Security and Issuer.

                 Common Stock, no par value
                 Alaska Apollo Resources Inc.
                 131 Prosperous Place, Suite 17A
                 Lexington, Kentucky 40509

Item 2.      Identity and Background

                 (a)      Name :              Trio Growth Trust

                 (b)      Business Address :  2 Sheppard Ave. East
                                              Suite 1800
                                              North York, Ontario
                                              M2N 6Z1

                                              Attention : Mel Moscoe


                 (c) The principal business of Trio Growth Trust ("Trio") is investing in and holding securities and real estate interests. The address of Trio's principal business and its principal office is the address given in Item 2 (b) above.

                 (d) During the last five years Trio has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours.)

                 (e) During the last five years Trio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (i) as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.

                 (f) Trio Growth Trust is a Trust organised under the laws of Ontario, Canada.

CUSIP NO.  011 900 602

Item 3.      Source and Amount of Funds or Other Considerations.

                          Trio's warrants to acquire shares of Alaska Apollo Resources Inc. at $0.50 per share were acquired with working capital of Trio Growth Trust as part of a financing agreement totalling $ 450,000. Trio's warrants to acquire 1,000,000 shares of Alaska
                          Apollo Common Stock at $0.125 per share were acquired in exchange for Trio Growth Trust's commitment to provide financing of up to $850,000 to Alaska Apollo.

Item 4.      Purpose of Transaction.

                          Trio acquired the warrants for investment purposes.

Item 5.      Interest in Securities of the Issuer.

             (a) Trio owns 43,246 shares of the Common Stock, par value $ 0.10 per share, of the issuer named in Item 1 above, acquired at a cost of $24,477. Trio owns the warrants described in Item 3 above which gives Trio the right to acquire an additional 1,500,000 shares of Common Stock of Alaska Apollo.

             (b) Trio has sole voting power and sole dispositive power with respect to such 43,246 shares of Common Stock, and sole voting power and sole dispositive power with respect to such warrants to buy 1,500,000 shares of Common Stock.

             (c)          Not applicable.

             (d) Trio is controlled by its co-trustees, Mrs. Barbara Glickman, and Mr. Melvyn Moscoe.

             (e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                          Trio is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Alaska Apollo.

Item 7.      Material to be filed as Exhibits.

                          A joint filing statement is filed as an exhibit to this Schedule 13D.

CUSIP NO. 011 900 602

ITEM 2-6 inclusive for Barbara Glickman.

Item 2.      Identity and Background.

             (a)          Name :                Barbara Glickman

             (b)          Business Address :    18 York Valley Crescent
                                                Willowdale, Ontario
                                                M2P lA7

             (c) Mrs. Glickman's principal occupation is being a private investor. Mrs. Glickman is a co- trustee of Trio Growth Trust.

             (d) During the past five years, Mrs. Glickman has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours.)

             (e) During the last five years Trio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (i) as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.

             (f)          Canadian citizen.

Item 3.      Source and amount of Funds or Other Considerations.

                          The shares were purchased with working capital of Trio. See Item 3 for Trio above. The warrants were acquired with working capital of Trio as part of financing agreements.

Item 4.      Purpose of Transaction.

                          Trio acquired the shares and the warrants for investment purposes.

CUSIP NO.  011 900 602

Item 5.      Interest in Securities of the Issuer.

             (a) Trio owns 43,246 shares of the Common Stock.no par value, of Alaska Apollo Resources, Inc, and warrants to acquire an additional 1,500,000 shares of Alaska Apollo Resources Inc.

             (b) Trio has sole voting power and sole dispositive power with respect to such 43,246 shares and warrants to acquire an additional 1,500,000 shares of Common Stock of Alaska Apollo Resources, Inc.

             (c)          Not applicable.

             (d) Trio is controlled by Barbara Glickman, and Melvyn Moscoe, its co-trustees.

             (e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                          Mrs. Glickman is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Alaska Apollo.

CUSIP NO. 011 900 602

ITEM 2-6 inclusive for Melvyn Moscoe

Item 2.      Identity and Background.

             (a)          Name :                 Melvyn Moscoe, C.A.

             (b)          Business Address :     2 Sheppard Ave. East
                                                 Suite 1800
                                                 North York, Ontario
                                                 M2N 6Z1

             (c) Mr. Moscoe is a chartered accountant whose principal occupation is management advisor and consultant in merchant banking activities. Mr.Moscoe is also a private investor and co-trustee of Trio Growth Trust.

             (d) During the past five years, Mr. Moscoe has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours.)

             (e) During the last five years Mr. Moscoe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (i) as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.

             (f)          Canadian citizen.

Item 3.      Source and amount of Funds or Other Considerations.

                          The shares were purchased with working capital of Trio. See Item 3 for Trio above. The warrants were acquired with working capital of Trio as part of financing agreements.

                                                                   Page 10 of 11
CUSIP NO.  011 900 602

Item 4.      Purpose of Transaction.

                          Trio acquired the shares and the warrants for investment purposes.

Item 5.      Interest in Securities of the Issuer.

             (a) Trio owns 43,246 shares of the Common Stock, no par value, of Alaska Apollo Resources, Inc, and warrants to acquire an additional 1,500,000 shares of Alaska Apollo Resources Inc.

             (b) Trio has sole voting power and sole dispositive power with respect to such 43,246 shares and warrants to acquire an additional 1,500,000 shares of Common Stock of Alaska Apollo Resources, Inc.

             (c)          Not applicable.

             (d) Trio is controlled by Barbara Glickman, and Melvyn Moscoe, its co-trustees.

             (e)          Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                          Mr. Moscoe is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Alaska Apollo.

CUSIP NO.  011 900 602



Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 7, 1997               /s/ Barbara Glickman
                            -------------------------------------------
                            Barbara Glickman



                            /s/ Melvyn Moscoe
                            -------------------------------------------
                            Melvyn Moscoe





                            Trio Growth Trust



                            By: /s/ Barbara Glickman
                                ---------------------------------------
                                Barbara Glickman, Solely as Trustee




                            By: /s/ Melvyn Moscoe
                                ---------------------------------------
                                Melvyn Moscoe, Solely as Trustee

CUSIP 011 900 602




                             EXHIBIT TO SCHEDULE 13D
                               Amendment Number 1
                               DATED April 7. 1997
                                       OF
                                TRIO GROWTH TRUST
                                       AND
                                BARBARA GLICKMAN
                                       AND
                                  MELVYN MOSCOE



                             JOINT FILING AGREEMENT



      Trio Growth Trust, a trust incorporated under the laws of Ontario, Canada ("Trio") and Barbara Glickman ("Glickman) and Melvyn Moscoe ("Moscoe") hereby agree that the Schedule 13D Aemndment 1, to which this statement is attached is filed on behalf of all three, Trio and Glickman and Moscoe, and that any amendments to such schedule 13D may be filed on behalf of all signatories, i.e. Trio and Glickman and Moscoe.


April 7, 1997                           /s/ Barbara Glickman
                                        ----------------------------------------
                                        Barbara Glickman


                                        /s/ Melvyn Moscoe
                                        ----------------------------------------
                                        Melvyn Moscoe



                                        TRIO GROWTH TRUST



                                        By: /s/ Barbara Glickman
                                            ------------------------------------
                                            Barbara Glickman, Solely as Trustee



                                        By: /s/ Melvyn Moscoe
                                            ------------------------------------
                                            Melvyn Moscoe, Solely as Trustee